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                                                        FILED BY METROCALL, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                               SUBJECT COMPANY:  METROCALL, INC.
                                                  COMMISSION FILE NO:  000-21924


FOR IMMEDIATE RELEASE:
Monday August 7, 2000

      Metrocall Contact:
      Vincent D. Kelly
      Chief Financial Officer
      (703) 660-6677 x6650

           METROCALL MOVES TO FILE COMPETING PLAN IN PAGENET BANKRUPTCY

      ALEXANDRIA, Va., August 7, 2000 -- Metrocall, Inc. (Nasdaq: MCLL) announced that on Friday August 4, 2000 it filed a motion requesting that the U.S. Bankruptcy Court for the District of Delaware terminate PageNet's exclusivity period as to permit Metrocall to expeditiously submit a competing plan of reorganization in the Chapter 11 reorganization cases of Paging Network, Inc. and its operating subsidiaries. Metrocall's motion contains a timetable that demonstrates that a competing Metrocall plan could obtain all regulatory approvals and be confirmed by the Bankruptcy Court before the year-end.

      As stated in its motion, Metrocall believes that it should have the chance to conduct expedited due diligence for a period of ten business days and to propose a competing plan that is more favorable to stakeholders than PageNet's proposed transaction with Arch Communications. Metrocall further stated in its motion that PageNet's board has a fiduciary obligation to its stakeholders to allow competing bids, which will benefit all stakeholders, and a fair auction is consistent with bankruptcy principles to accept the highest and best offer. Metrocall said that its proposal to the PageNet Board dated July 18, 2000, which it believes is a superior proposal to the pending agreement, remains open. Metrocall believes its proposal is more favorable, among other reasons, because it has a $100 million cash component that PageNet's current pending merger agreement does not, as well as an equity component, which had a value considerably higher than the competing offer when valued using the closing market prices as of the date of the proposal, as well as the closing market prices as of Friday August 4th. Metrocall believes, as a result of its strategic and financial investors, Aether Systems, Hicks, Muse, Tate & Furst and PSINet it is better positioned to capitalize on the growing demand for SMS and two-way messaging, as well as participate in the rapidly emerging wireless ASP market through its recently created subsidiary Inciscent.

      A hearing on Metrocall's motion is currently set for August 21, 2000. Metrocall has had, and may continue to have, discussions with representatives of PageNet creditors and shareholders regarding its motion.

      Metrocall, Inc., headquartered in Alexandria, Virginia, is one of the largest wireless data and messaging companies in the United States providing both products and services to more than six million business and individual subscribers. Metrocall was founded in 1965, became a publicly traded company in 1993 and currently employs approximately 3,800 professionals coast to coast. The Company offers two-way interactive messaging, wireless e-mail and Internet
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connectivity, cellular and digital PCS phones, as well as one-way messaging services. Metrocall operates on many nationwide, regional and local networks, including a new Two-Way Interactive Network (TWIN), and can supply a wide variety of customizable Internet-based information content services. Also, Metrocall offers totally integrated resource management systems and communications solutions for business and campus environments. Metrocall's wireless networks operate in the top 1,000 markets all across the nation and the Company has offices and retail locations in more than forty states. Metrocall is the largest equity-owner of Inciscent, an independent business-to-business enterprise, that is a national full-service "wired-to-wireless" Application Service Provider (ASP). For more information on Metrocall please visit our Web site and On-line store at www.metrocall.com or AOL Keyword: Metrocall.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

The statements set forth above that are not historical facts, such as those concerning Metrocall's proposal to acquire PageNet, are forward-looking statements that are subject to risks and uncertainties. A number of risks and uncertainties could cause actual results, events or developments to differ from expectations. Among the factors that could cause actual results to differ are 1) the conditions to the proposed transaction described above; 2) changes in trading prices of Metrocall securities; 3) changes in the terms of or other factors relating to competing proposals for PageNet; 4) the response of the PageNet Board and the PageNet creditors, and 5) actions of the bankruptcy court. You should refer to our Annual Report on Form 10-K for a complete discussion of factors that could cause Metrocall's actual results to differ materially from those projected in forward-looking statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

ANY SECURITIES TO BE ISSUED PURSUANT TO THE METROCALL PROPOSAL WILL BE ISSUED PURSUANT TO APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM. INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES & EXCHANGE COMMISSION AND/OR THE BANKRUPTCY COURT WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY TRANSACTION INVOLVING METROCALL. INVESTORS CAN OBTAIN ANY DOCUMENT FILED WITH THE COMMISSION FOR FREE AT THE COMMISSION'S WEB SITE, HTTP://www.SEC.GOV.